THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3708

June 11, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

04035300

SUPPL

Dear Sirs,

Sub:- Book Closure.

Notice is hereby given that Thursday, the 1st July, 2004 to Saturday, the 3rd July, 2004 (both days inclusive) has been fixed by the Board of Directors as Book Closure for the purpose of Annual General Meeting.

Type of Security	Book Closure	Purpose
Equity	1st July, 2004 to 3rd July, 2004	Annual General Meeting

You are requested to note the above and bring the same to the notice of your members.

Thanking you,

Yours faithfully,

Company Secretary

dlw 7/13

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

DECLARATION

We hereby declare that all the securities received for transfer one month prior to the date of the intimation of the closure of Register of Members have been transferred and despatched to the transferees.

We also undertake that the securities pending for transfer and further securities lodged for transfer will be transferred and despatched within a period of one month from the date of receipt.

for THE ARVIND MILLS LTD.

11th June, 2004
Ahmedabad

Company Secretary